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                                                  Tracy Kimmel
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                                                  Direct Fax:  212/556-2222
                                                  tkimmel@kslaw.com



January 17, 2006

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Michael K. Pressman

RE:      FOSTER WHEELER LTD.
         SCHEDULE TO-I FILED DECEMBER 28, 2005
         FILE NO. 005-61743

Dear Mr. Pressman:

         On behalf of Foster Wheeler Ltd. (the "Company"), we are responding to the Staff's comments contained in its letter dated January 12, 2006 relating to the Company's Tender Offer Statement on Schedule TO (File No. 005-61743) (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "Commission") on December 28, 2005 pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to its offers (the "Offers") to deliver an increased number of common shares of the Company upon the exercise of its outstanding Class A Warrants and Class B Warrants (the "Warrants").

         Set forth below are the Company's responses to the Staff's letter. For your convenience, each Staff comment is set forth in italics and is followed immediately by the Company's response. Page number references are to pages in the prospectus (the "Prospectus") contained in the Registration Statement on Form S-3 (File No. 333-130720) (the "Registration Statement") filed by the Company on December 28, 2005.

PROSPECTUS

FORWARD LOOKING STATEMENTS, PAGE 24

1. WE NOTE THAT YOU "UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD LOOKING STATEMENTS" AND ADVISE SECURITY HOLDERS TO LOOK TO FUTURE PERIODIC REPORTS FOR SUCH UPDATES AND ADDITIONAL DISCLOSURES. THIS STATEMENT IS NOT CONSISTENT WITH YOUR OBLIGATION TO AMEND THE OFFER MATERIALS UNDER RULE 13E-4(E)(3) AND SHOULD BE DELETED.

Securities and Exchange Commission
January 17, 2006
Page 2

     RESPONSE: The Company notes the Staff's comment and confirms that it will (in accordance with the requirements of Rule 13e-4(e)(3)) distribute updated or modified materials upon the occurrence of a material change in the materials sent to Warrant holders. The Company intends to amend its disclosure to clarify that, while the Company does not undertake to publicly update any forward looking statements generally, it will nonetheless comply with its obligations under the Exchange Act to promptly disseminate disclosure to the extent a material change has occurred in the information previously given to the holders of Warrants in connection with the Offers. The Company intends to amend its disclosure in a prospectus supplement as described below in detail following the numbered responses.

LOCK-UP AGREEMENT, PAGE 39

2. PLEASE SUPPLEMENTALLY EXPLAIN TO US HOW MANY PERSONS WERE SOLICITED TO ENTER THE LOCK-UP AGREEMENT AND HOW SUCH SOLICITATION WAS CONDUCTED. IN ADDITION, SUPPLEMENTALLY EXPLAIN WHY YOU BELIEVE THAT PERSONS WHO HAVE ENTERED INTO A LOCK-UP AGREEMENT MAY RECEIVE PUBLICLY REGISTERED SECURITIES.

     RESPONSE:

     BACKGROUND:

     On May 25, 2005, the Company filed a Registration Statement (the "Original Shelf") on Form S-3 (File No. 333-125223) relating to the exercise of the Warrants. The Commission declared the Original Shelf effective on June 27, 2005, which effectiveness continued through the date the lock-up agreement was signed. The Original Shelf registered up to 9,941,292 common shares of the Company to be offered by the Company from time to time upon the exercise of the Warrants.

     Prior to the Company determining to make the Offers, two sophisticated institutional investors each on separate occasions during the fall of 2005, indicated their interest in pursuing a transaction for the Warrants held by them. The first called the Company's Chief Executive Officer (the "CEO") and expressed an interest in pursuing a transaction relating to the Warrants and discussed a possible transaction with the CEO and the Company's financial advisor. The second investor raised the possibility of a warrant transaction in the context of other unrelated discussions with the Company's financial advisor. While such a transaction was not pursued at that time, in December 2005, the possibility of pursuing a transaction relating to the Warrants was again discussed with a total of three sophisticated institutional investors, including the two investors that had originally suggested a warrant transaction to the Company. Two of these institutions agreed to sign confidentiality agreements and then engaged in substantive discussions regarding the terms of the lock-up agreement and the Offers. No written information was exchanged among the parties to these discussions. Both of these institutions ultimately executed the lock-up agreement (and both also caused one additional affiliated entity to also execute the lock-up agreement). The third investor indicated that the timing was too inconvenient to enable it to engage in any discussions regarding a potential transaction.

Securities and Exchange Commission
January 17, 2006
Page 3

     RULE 13E-4 COMPLIANCE:

     As discussed with you during our telephone conversation on Friday January 13, 2006, the Company confirms its understanding of the requirements with respect to an issuer tender offer conducted in compliance with Rule 13e-4. The Company believes that the negotiation of the lock-up agreement was done in compliance with these rules.

     The Company does not believe that the initial discussions and execution of the lock-up agreement were, viewed alone, a tender offer. The Company notes that only three sophisticated institutional investors were included, only two participated in negotiations and, moreover, these investors made the initial contact with the Company with respect to discussing a warrant transaction. As discussed below, had the Company not decided to make widespread offers to all of the holders of each class of Warrants, it could have agreed on a privately negotiated transaction with the locked-up holders alone. The Company also notes that no means to tender was delivered to the locked-up holders until the Schedule TO was filed and the offering materials were disseminated. In addition, by signing the confidentiality agreements with each of the two investors that engaged in discussions with the Company prior to the launch of the Offers, the Company addressed both any Regulation FD concerns and also ensured that the discussions with the two holders would not constitute a public announcement of a tender offer.(1)

     The Company believes the tender offer commenced on December 28, 2005, the date of the first public announcement of the Offers. The lock-up agreement was filed on the date of the first public announcement of the Offers. On December 28, 2005, the Company made its first public announcement of the Offers by press release and filed the same on a Current Report on Form 8-K and as an exhibit to the Schedule TO filed on the same day. In addition, the Schedule TO included the lock-up agreement as an exhibit.

     The parties to the lock-up agreement agreed to tender into the Offers, along with any and all of the Warrant holders that choose to participate, for identical consideration. The Company notes that the parties to the lock-up agreement have no rights or obligations different from those of the other Warrant holders who elect to participate in the Offers. Accordingly, the Company believes that the Offers are in compliance with Rule 13e-4(f)(8).






----------------------

(1) Although this discussion focuses on compliance with the tender offer rules, we note that Rule 166 specifically contemplates this type of discussion under the Securities Act in the exchange offer context as well. It would be inconsistent for the Staff to assert that such discussions are permitted under the Securities Act but not the Exchange Act, in the light of the Rule being designed to accommodate transactions governed by the tender offer rules.

Securities and Exchange Commission
January 17, 2006
Page 4

     SECURITIES ACT COMPLIANCE:

     THE ORIGINAL SHELF. The Company believes that it complied with registration requirements of both Section 5(c) and Section 5(a) of the Securities Act of 1933, as amended (the "Securities Act") in connection with the negotiation and execution of the lock-up agreement. Consequently, the Company believes that the parties to the lock-up agreement may receive publicly registered securities upon exercise of their Warrants in the Offers.

     The offer and sale of shares issuable upon exercise of the Warrants was covered by the Original Shelf, which was effective at the time that the discussions with the locked-up holders occurred as well as on the date that the lock-up agreement was signed.(2) The Original Shelf registered more than a sufficient number of shares to cover the shares issuable upon exercise of the Warrants held by the locked-up holders. Because the Original Shelf did not contain enough shares to cover all of the shares potentially issuable if all of the Warrants were exercised in the Offers, it was necessary to increase the number of shares registered. The Company elected to do this by filing a completely new registration statement on Form S-3 in order to avail itself of the flexibility afforded to well-known seasoned issuers, rather than by amending the Original Shelf by post-effective amendment. Filing a new registration statement on Form S-3 under the newly adopted securities offering reform rules affords the Company the timing advantages of automatic effectiveness, as the rules were designed to do. The Company took this approach for the reasons described above, not because it thought the Original Shelf was deficient.

     The Original Shelf, while not tailored to the Offers, is nonetheless available to cover the issuance of shares upon the exercise of Warrants pursuant to the Offers for up to the maximum number of shares registered thereunder. As noted above, while insufficient to cover the exercise of every Warrant subject to the Offers, the Original Shelf registered a sufficient number of common shares to cover exercises by the locked-up holders. The Plan of Distribution states that the prospectus "relates to up to 9,941,292 common shares to be offered from time to time upon exercise of Foster Wheeler Ltd.'s Class A Warrants and Class B Warrants...". This is repeated on the cover page of the prospectus as well. In fact, it is


----------------------

(2) Although unnecessary for the forgoing analysis, the Company respectfully disagrees with the view posited during our telephone conversation on January 13, 2006, that the signing of the lock-up agreement without an effective registration statement in place would prohibit the parties from receiving registered securities upon exercise of their warrants in the Offers. The Company notes that the parties that signed the lock-up agreement were subject to confidentiality agreements and were holders of more than 5% of the warrants covered by the lock-up agreement. The Staff has regularly noted the realities of business combination transactions by allowing the signing of a lock-up agreement by certain insiders (officers, directors, affiliates and 5% shareholders) and allowing these locked-up holders to receive registered shares notwithstanding the fact that such parties execute such lock-up agreements prior to a registration statement being filed and declared effective. SEE Securities Act Release No. 7606A (November 13, 1998); and SEE also Current Issues and Rulemaking Projects of the Division of Corporation Finance of the SEC, dated November 14, 2000, at VIII.A.9. We believe that this reasoning applies equally in the restructuring/exchange offer context. Regulation M-A includes exchange offers in the definition of "business combination transaction". Noting that the Staff views the Offers as a deemed exchange offer (SEE HERITAGE ENTERTAINMENT, INC., No-Action Letter (May 17, 1987)), we believe that it would be inconsistent not to afford this transaction with the same flexibility provided to other business combination transactions.

Securities and Exchange Commission
January 17, 2006
Page 5

     these exact Warrants that are being exercised for common shares in the Offers. The Company also notes that the description of the Company and the common shares being issued are both up to date and accurate. The Plan of Distribution does not limit the use of the Original Shelf to the issuance of that number of shares issuable under the terms of the Warrants. We believe that the Plan of Distribution allows the delivery of shares upon exercise of the Warrants in the Offers. Consequently, the shares registered on the Original Shelf were available to cover any deemed sales of the shares upon exercise of the Warrants, including in the Offers.(3)

     It is also worth examining the alternative transaction the Company might have pursued in lieu of the Offers. As discussed above, the limited discussions with two sophisticated institutional investors instigated by those investors might easily have resulted in a privately negotiated transaction relating only to the Warrants held by these two investors. In this instance, the Company could have issued shares under the Original Shelf and filed and delivered a prospectus supplement describing the specific economic terms of the transaction after reaching agreement on those terms. Instead, the Company chose to extend the same economic terms to all of the holders of the Warrants in an issuer tender offer under Rule 13e-4. This approach benefits all of the holders of the Warrants and should not result in the Original Shelf being deemed to be unavailable.

     SECTION 3(A)(9). Although the Company believes that the filing and effectiveness of the Original Shelf makes the negotiation and execution of the lock-up agreement permissible under Section 5(c) and Section 5(a) of the Securities Act, it is not unaware of the Commission views expressed in the Staff's no-action letter in HERITAGE ENTERTAINMENT, INC. regarding an issuer's temporarily reducing the exercise price of its warrants. While the Offers do not lower the exercise price under the Warrants, they do increase the number of common shares the Company will issue upon the exercise of the Warrants and, we believe, were therefore likely to be viewed by the Commission in a similar light. We understand that the Commission views this type of transaction as "an exchange for another security".(4) The Company was aware of this line of reasoning and accordingly structured the Offers to comply with the issuer tender rules under Rule 13e-4. In addition, in the light of the HERITAGE line of reasoning, the Company structured the Offers in a manner consistent with viewing the transactions as an exchange offer.

     Following this approach, the Company complied with the requirements of
     Section 3(a)(9) of the Securities Act with respect to the deemed exchange offer. Section 3(a)(9) provides an exemption from the registration requirements of the Securities Act and securities are exchanged by the issuer with its existing security holders exclusively where no commission


----------------------

(3) Although unnecessary, in the light of the Original Shelf having been filed prior to any discussion with the locked-up holders, the Company also notes its well-known seasoned issuer status. Well-known seasoned issuers are permitted to make oral (and written) offers under Rule 163, which exempts the Company and certain persons acting on its behalf from the prohibitions of section 5(c) in these circumstances.

(4) HERITAGE at 4.

Securities and Exchange Commission
January 17, 2006
Page 6

     or other remuneration is paid or given directly or indirectly for soliciting such exchange. The Company applied this analysis to the case where it is viewed as essentially offering "new" warrants in exchange for the outstanding Warrants. The Offers are being made solely to existing security holders of the Company, the issuer of both the existing and the "new" warrants. The Company is "exchanging" securities for securities. Finally, the Company has not and will not pay any commission or other remuneration directly or indirectly to any party for soliciting the exchange. The Company is aware of the line of no-action letters(5) discussing permitted activities and permitted fees in the context of
     Section 3(a)(9), and has structured the Offers so as to ensure compliance with the Staff's position.

     Securities received in a Section 3(a)(9) exchange offer are subject to the same restrictions on resale, if any, as were applicable to the old securities. Because the Warrants were freely tradable, the "new" warrants would also be freely tradable. The Company also treated these "new" warrants in the same manner as it treated the outstanding Warrants, I.E. it filed the new registration statement to register the additional shares deliverable upon exercise of the "new" warrants. Under this two step analysis: the Warrants are exchanged for "new" warrants in compliance with the exemption from the Securities Act registration requirements of Section 3(a)(9), and subsequently the "new" warrants are exercised for common shares covered by an effective registration statement. Consistent with this reasoning, any discussion with the locked-up holders would have been protected by the exemption from registration provided by Section 3(a)(9) and is in accord with the HERITAGE line of reasoning.

GENERAL, PAGE 40

3. YOU MAY NOT, CONSISTENT WITH RULE 13E-4(F)(8), WAIVE AN OFFER CONDITION AS TO PARTICULAR TENDERED SECURITIES ONLY. PLEASE DELETE OR REVISE THE LANGUAGE IN SUBPART (4) ACCORDINGLY.

     RESPONSE: The Company acknowledges the requirements of Rule 13e-4(f)(8), and confirms that should it elect to waive any condition to either offer, such waiver would apply equally to all participants in such offer. The Company intends to amend its disclosure to clarify that if it decides to waive any or all of the conditions to either the Class A offer or the Class B offer, such waiver shall be applicable to all of the Warrants of such class subject to either such offer. For example, if the Company were to determine to waive a condition to the Class A offer, such waiver would be applicable to all Class A Warrants exercised in connection with the Class A offer. Such waiver would not necessarily, however, be applicable to any of the Class B Warrants exercised in the Class B offer, because the Class B offer is separate and distinct from the Class A offer.




----------------------

(5) SEE, E.G., SunTrust Banks, Inc., No-Action Letter (July 16, 1999); International Controls Corp., No-Action Letter (June 21, 1990); Seaman Furniture Co., Inc., No-Action Letter (October 10, 1989); Mortgage Investors of Washington, No-Action Letter (September 8, 1980); Hamilton Brothers Petroleum Corp. , No-Action Letter (August 14, 1978); Valhi, Inc., No-Action Letter (September 15, 1976); and Dean Witter & Co., Inc., No-Action Letter (January 22,
1975).

Securities and Exchange Commission
January 17, 2006
Page 7

EXPIRATION DATES; EXTENSIONS; TERMINATION, PAGE 41

4. WE REFER TO THE BOLDED SENTENCE ON PAGE 41. IF A MATERIAL CHANGE OCCURS YOU ARE REQUIRED TO EXTEND THE OFFER. PLEASE REVISE TO CLARIFY WHY YOU MAY NOT RESERVE THE RIGHT, IN YOUR ABSOLUTE DISCRETION, TO NOT EXTEND AN OFFER.

     RESPONSE: The Company notes the Staff's comment and confirms that it will be required to extend each offer if a material change occurs with respect to such offer. The Company intends to amend its disclosure to clarify that, absent a material change in the terms of either offer, however, the Company reserves the right not to extend either offer.

CONDITIONS TO THE EXCHANGE OFFER, PAGE 42

5. WE REFER TO THE LAST PARAGRAPH OF THIS SECTION. PLEASE EXPLAIN HOW THE LOCK-UP AGREEMENT MODIFIES YOUR ABILITY TO WAIVE CONDITIONS. IN ADDITION, PLEASE CLARIFY WHETHER PARTIES TO THE LOCK-UP AGREEMENT HAVE RIGHTS AND/OR OBLIGATIONS, OTHER THAN THEIR OBLIGATION TO TENDER, DIFFERENT FROM THOSE OF OTHER SECURITY HOLDERS, AND, IF SO, HOW THAT IS IN COMPLIANCE WITH RULE 13E-4(F)(8).

     RESPONSE: Under the terms of the lock-up agreement, the Company must obtain the consent of each Warrant holder that is a party thereto prior to waiving any conditions to either offer. If a Warrant holder party to the lock-up agreement withholds its consent to any waiver, such Warrant holder will be released from its obligations under the lock-up agreement. The Company intends to amend its disclosure to set forth the preceding clarification.

     Each offer is open to all holders of the class of Warrants to which it relates. In addition, the consideration to be paid to any holder of Warrants in the Offers will be the highest consideration paid to any other holder of the same class of Warrant exercising in the Offers. Outside of the obligation to exercise their Class A Warrants in accordance with their terms, the Warrant holders party to the lock-up agreement have no rights or obligations different from those of other Warrant holders. Accordingly, the Company believes the Offers are in compliance with Rule 13e-4(f)(8).

6. WE NOTE YOUR STATEMENT THAT THE FAILURE TO EXERCISE A RIGHT WILL NOT BE DEEMED A WAIVER OF THAT RIGHT. THIS LANGUAGE SUGGESTS THAT ONCE AN OFFER CONDITION IS "TRIGGERED," YOU MAY "FAIL TO EXERCISE" YOUR RIGHT TO TERMINATE, THEREBY PROCEEDING WITH THE EXCHANGE OFFER. WE AGREE THAT YOU MAY WAIVE ANY LISTED OFFER CONDITION, SUBJECT TO THE POSSIBLE NEED TO EXTEND THE OFFER AND DISSEMINATE ADDITIONAL OFFER MATERIALS. YOU MAY NOT, HOWEVER, TACITLY WAIVE AN OFFER CONDITION BY SIMPLY FAILING TO ASSERT IT. PLEASE CONFIRM YOUR UNDERSTANDING IN YOUR RESPONSE LETTER.

     RESPONSE: The Company confirms its understanding with regard to the above. The Company notes that in the Prospectus in the section entitled "Description of the Offers -Conditions to the Offers," it undertakes to notify the applicable Warrant holders and hold the applicable offer open for acceptances and withdrawals for at least five business days should the Company waive any material condition to an offer.

Securities and Exchange Commission
January 17, 2006
Page 8

DETERMINATION OF VALIDITY, PAGE 45

7. YOUR STATEMENT THAT NO ONE WILL BE LIABLE FOR FAILING TO GIVE NOTICE OF ANY DEFECTS OR IRREGULARITIES APPEARS TO BE AN INAPPROPRIATE LIMITATION ON LIABILITY. PLEASE REVISE TO CLARIFY WHAT IS MEANT BY "LIABILITY."

     RESPONSE: The referenced disclosure was intended to highlight the lack of contractual and legal obligations to provide notice of any defect or irregularity in exercised Warrants. It was not intended to limit any potential liability. The Company intends to delete the clause that contains the referenced language.

U.S. FEDERAL INCOME TAX CONSIDERATIONS, PAGE 61

8. PLEASE AMEND YOUR DOCUMENTS TO INCLUDE THE TAX OPINION REQUIRED BY ITEM 601(B)(8) OF REGULATION S-K AND REVISE THIS SECTION ACCORDINGLY.

     RESPONSE: The Company acknowledges the requirements of Item 601(b)(8) of Regulation S-K and confirms that it will (a) file the requested tax opinion as an exhibit to its amended Schedule TO and the Registration Statement and
     (b) if necessary, amend its disclosure to ensure that such disclosure is consistent with the requested tax opinion.

WHERE CAN YOU FIND MORE INFORMATION ABOUT US, PAGE 66

9. PLEASE EXPLAIN THE AUTHORITY THROUGH WHICH YOU ARE INCORPORATING DOCUMENTS FILED AFTER THE DATE OF THE OFFER. SCHEDULE TO DOES NOT PROVIDE FOR SUCH FORWARD INCORPORATION BY REFERENCE. ALTERNATIVELY, DELETE THE STATEMENT.

     RESPONSE: The Company notes the Staff's comment and agrees that Schedule TO does not provide authority for the forward incorporation of documents filed after the date of the Offers. However, Item 12(b) of Form S-3 states that the prospectus "SHALL also state that all documents subsequently filed by the registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into the prospectus."

     The Company confirms its understanding of the rules that require the dissemination of any new information that materially changes or supplements the offer materials sent to the Warrant holders in the Offers. The Company reconciled what at first appears to be inconsistent requirements of the Securities Act and the Exchange Act by including the statement as required by Form S-3 but also including on page 42 of the Prospectus the statement that "If we make a material change to the terms of either offer [which we believe would include material changes to the information relating to the Company], we will disseminate additional offer materials and extend such offer to the extent required by law ...". The Company also confirms its understanding that an amendment to the Schedule TO would also be required in this instance.

Securities and Exchange Commission
January 17, 2006
Page 9

     We believe these two statements are in fact consistent. For example, an issuer might file Current Report on Form 8-K containing updated company financial information that would automatically update a prospectus contained in a registration statement filed on Form S-3, while simultaneously mailing a copy of the contents of such 8-K to holders in compliance with the tender offer rules. The first statement relates to the Securities Act form/prospectus contents and the second to the Exchange Act tender offer rules regarding dissemination.

                                     * * * *

     In response to the Staff's comments, the Company proposes to make the changes to its offering materials noted above. The Company intends to file these changes in a prospectus supplement to be filed under Rule 424(b)(2) upon resolution of the Staff's comments and in any event prior to the expiration date of the Offers.(6) The Company respectfully submits that such amended offering materials need not be mailed to holders of the Warrants as the changes are not, in the light of all of the information presented to Warrant holders, material. The following analysis sets forth support for such position.

     Whether any particular statement is material depends upon the particular facts and circumstances of the given transaction. Information is material if there is a substantial likelihood that a reasonable securityholder would consider it important in making an investment decision. TSC INDUSTRIES, INC. V. NORTHWAY, INC., 426 U.S. 438, 449 (1976); see also BASIC V. LEVINSON, 485 U.S. 224, 231 (1988); Release 34-52056 (July 19, 2005)
     (citing with approval TSC INDUSTRIES). As such, there must be a substantial likelihood that a particular fact "would have been viewed by the reasonable investor as having significantly altered the `total mix' of information made available." TSC, 426 U.S. at 449.

     In this instance, the Company believes that the changes to the Company's offering materials do not significantly alter the "total mix" of information made available. In the context of the Offers, the investment decision of a Warrant holder focuses on both the economic terms of the transaction and information regarding the Company relevant to becoming a holder of a common share in the Company. The changes proposed to be made to the Company's offering materials do not relate to the economic terms of the transaction nor do they significantly alter the total mix of information relevant to an equity investment in the Company. Accordingly, the Company respectfully submits that the changes to the Company's offering materials are not material, and thereofore do not give rise to the need to mail revised materials to each Warrant holder and to extend the Offers.

     While submitting that such changes are not material and thus are not required to be physically disseminated to Warrant holders, the Company intends to issue a press release stating that the offering materials have been amended and informing Warrant holders as to how to acquire the amended materials. The Company also intends to file such press release,


----------------------

(6) The Company notes that the recently adopted securities offer reform rules eliminate the requirement that a final prospectus be delivered to an investor so long as it is filed with the Commission. Consequently, the determination as to whether to physically disseminate the amended offering materials becomes, in this case, primarily an Exchange Act analysis.

Securities and Exchange Commission
January 17, 2006
Page 10

     together with the prospectus supplement as exhibits to the amended Schedule TO. The Company plans to issue such release, and file the prospectus supplement and the amended Schedule TO and exhibits, as soon as possible following the resolution of the Staff's comments. The Commission has previously recognized in other contexts that such methods of disclosure provide broad dissemination of relevant information, including in connection with the Company's common shares for trust preferred securities exchange offer that closed in August of 2005. See Release 34-43154 (August 15, 2000) (In the context of Regulation FD). As the Offers do not expire until 5:00 p.m. on January 27, 2006, the Company believes that this method of dissemination will apprise interested Warrant holders of the existence of the amended offering materials and provide sufficient time to acquire and digest such information.

     Finally, we would note that the Company is sending separately the representations requested in the Staff's comment letter.

         We trust that the foregoing is responsive to the Staff's comments. Please direct any further questions or comments to the undersigned at (212) 556-2294.


                                                  Very truly yours,

                                                  /s/ Tracy Kimmel

                                                  Tracy Kimmel


cc:  Lawrence Larose - King & Spalding LLP
     Lisa Fries Gardner - Foster Wheeler Ltd.